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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE
  13G

Under
  the Securities Exchange Act of 1934

  (Amendment No. ___________)*

  KinderCare Learning
  Centers, Inc.

  (Name of Issuer)

Common
  Stock

  (Title of Class
  of Securities)

494521
  305

  (CUSIP Number)

December
  31, 2003

  (Date of Event Which
  Requires Filing of this Statement)

Check the appropriate
box to designate the rule pursuant to which this Schedule is filed:

    [
]
    Rule
13d-1(b)

    [
]
    Rule
13d-1(c)

    [
X ]
    Rule
13d-1(d)

*The remainder
  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information
  required in the remainder of this cover page shall not be deemed to be "filed"
  for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")
  or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP
No. 494521 305

       1

    NAME
      OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
David J. Johnson

       2

    CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)

       [  ]

       (b)

       [X]

       3

    SEC
USE ONLY

       4

    CITIZENSHIP
      OR PLACE OF ORGANIZATION
United States of America

       5

    SOLE
      VOTING POWER
1,197,896

       NUMBER
        OF
        SHARES
        BENEFICIALLY

       6

    SHARED
      VOTING POWER
0

       OWNED
        BY
        EACH
        REPORTING

       7

    SOLE
      DISPOSITIVE POWER
1,197,896

       PERSON
        WITH

       8

    SHARED
      DISPOSITIVE POWER
0

       9

    AGGREGATE
      AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,197,896

       10

    CHECK
IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [  ]

       11

    PERCENT
      OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

       12

    TYPE
      OF REPORTING PERSON*
IN

       Item
        1. Issuer

       (a)

       The
        name of the Issuer is KinderCare Learning Centers, Inc.

       (b)

       The
        Issuer's principal executive offices are located at 650 NE Holladay Street,
        Suite 1400, Portland, OR 97232.

       Item
        2. Reporting Person and Security

       (a)

       This
        Statement is filed by Mr. David J. Johnson, an individual.

       (b)

       Mr.
        Johnson's business address is 650 NE Holladay Street, Suite 1400, Portland,
        OR 97232.

       (c)

    Mr.
Johnson is a citizen of the United States of America.

       (d)

    This
      Statement relates to shares of Common Stock of KinderCare Learning Centers,
Inc.

       (e)

    The
CUSIP number assigned to the Common Stock of the Issuer is 494521 30 5.

       Item
        3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

       (a)

       [    ]

    Broker
of dealer registered under Section 15 of the Exchange Act;

       (b)

       [    ]

    Bank
as defined in section 3(a)(6) of the Exchange Act;

       (c)

       [    ]

Insurance company as defined in section 3(a)(19) of the Exchange Act;

       (d)

       [    ]

    Investment
company registered under section 8 of the Investment Company Act of 1940;

       (e)

       [    ]

    An
investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f)

       [    ]

    An
employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g)

       [    ]

    A
parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

       (h)

       [    ]

    A
      savings association, as defined in Section 3(b) of the Federal Deposit Insurance
Act;

       (i)

       [    ]

    A
      church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

       (j)

       [    ]

    Group,
in accordance with Rule 13d-1(b)(1)(ii)(J).

       Item
        4. Ownership

       (a)

Under
        the rules and regulations of the Securities and Exchange Commission, Mr.
        Johnson may be deemed to be the beneficial owner of a total of 1,197,896 shares of Issuer Common Stock. This amount includes 882,106 shares which are subject to options currently exercisable or exercisable within 60 days of December 31, 2003.

       (b)

Mr.
        Johnson's beneficial ownership of Issuer Common Stock represented approximately
        5.8% of the 19,696,797 issued and outstanding shares of such stock as of January 16, 2004, as reported in the Issuer's most recently filed quarterly report.

       (c)

    (i)
      Of the total amount of shares beneficially owned by Mr. Johnson, Mr. Johnson has sole power to vote or direct the vote of 1,197,896 shares.

    (ii)
      Of the total amount of shares beneficially owned by Mr. Johnson, Mr. Johnson has shared power to vote or direct the vote of no shares.

    (iii)
      Of the total amount of shares beneficially owned by Mr. Johnson, Mr. Johnson has sole power to dispose or direct the disposition of 1,197,896 shares.

    (iv)
      Of the total amount of shares beneficially owned by Mr. Johnson, Mr. Johnson has shared power to dispose or direct the disposition of no shares.

       Item
        5. Ownership of Five Percent or Less of a Class

       Not
        applicable.

       Item
        6. Ownership of More than Five Percent on Behalf of Another Person

       Not
        applicable.

       Item
        7. Identification and Classification of the Subsidiary Which Acquired
        the Security Being Reported on by the Parent Holding Company

       Not
        applicable.

       Item
        8. Identification and Classification of Members of the Group

       Not
        applicable.

       Item
        9. Notice of Dissolution of Group

       Not
        applicable.

       Item
        10. Certifications

       Not
        applicable.

       SIGNATURE

       After
        reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       February
        13, 2004

       /s/ DAVID J. JOHNSON

       David
        J. Johnson